UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July, 2024

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Reconquista 330

C1003ABF Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item

1.	Grupo Supervielle S.A. – Share Transfer.

Autonomous City of Buenos Aires, July 3, 2024

Messrs.
Comisión Nacional de Valores

Bolsas y Mercados Argentinos S.A.

Mercado Abierto Electrónico S.A.

Present

Ref.: Relevant Fact – Share Transfer.

To whom it may concern,

Grupo Supervielle S.A. (NYSE: SUPV; BYMA: SUPV) ("Supervielle" or the "Company"), an Argentine financial services company with a nationwide presence, in compliance with Article 12 of Chapter I of Title XII of the CNV Regulations T.O. 2013 and its amendments, announces that on July 2, 2024, the Supervielle y Familia Trust acquired, through fiduciary assignment, 24.000.000 Class B shares of the Company. Added to the shares already held by this shareholder, they currently represent 7.03% of the Company's voting rights, calculated on the total shares issued by the Company, including those currently held in the treasury.

It is reported that the shares are fully integrated and transferred along with all their political and economic rights. Additionally, it is noted that Mr. Julio Patricio Supervielle continues to hold the majority of the Company's voting rights in his capacity as a shareholder.

Yours faithfully,

_______________________

Ana Bartesaghi

Deputy Head of Market Relations

Grupo Supervielle S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: July 3, 2024	By:	/s/ Mariano Biglia
		Name:	Mariano Biglia
		Title:	Chief Financial Officer